Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2019 and 2018

(Unaudited)

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

For the three months ended March 31, 2019 and 2018

(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

	Note	2019	2018

Metal revenues	17	$31,405	$23,338

Cost of sales (including depreciation and depletion)	4a)	28,865	16,784

Earnings from mine operations		2,540	6,554

Corporate and administrative expenses	4b)	1,869	2,903

Earnings from operations		671	3,651

Other income, net		502	160
Finance (expense) income, net	4c)	(422)	425
Gain (loss) on derivative contracts	15	6	(78)
Foreign exchange gain		291	109

Earnings before income taxes		1,048	4,267

Income taxes
Current tax (recovery) expense		(1,301)	1,561
Deferred tax expense (recovery)		748	(524)
		(553)	1,037

Earnings and comprehensive income for the period		$1,601	$3,230

Weighted average shares outstanding:
Basic	14	84,707,143	44,678,701
Diluted	14	84,707,143	44,718,882

Earnings per share:
Basic	14	$0.02	$0.07
Diluted	14	$0.02	$0.07

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2019 and 2018

(In thousands of United States dollars) - Unaudited

	Note	2019	2018

OPERATING ACTIVITIES
Earnings before income taxes		$1,048	$4,267
Items not affecting cash:
Depletion and depreciation	4a)	2,412	1,270
Finance expense (income), net	4c)	422	(425)
(Gain) loss on derivative contracts	15	(121)	78
Share-based (recovery) payments	13b), 13c)	(116)	255
Unrealized gain on reclamation bonds	8	(239)	-
Unrealized foreign exchange loss (gain)		78	(177)
		3,484	5,268
Changes in non-cash working capital items:
Trade and other receivables		551	(3,972)
Inventories		2,635	(6,534)
Advances and prepaid expenses		(342)	74
Trade payables and accrued liabilities		(3,803)	3,338
Cash provided by (used in) operating activities		2,525	(1,826)

INVESTING ACTIVITIES
Expenditures on mineral properties, property, plant and equipment		(1,770)	(4,669)
Expenditures on exploration and evaluation		(3,310)	(5,362)
Rye Patch transaction costs		-	(437)
Cash used in investing activities		(5,080)	(10,468)

FINANCING ACTIVITIES
Repayment of equipment loans payable	10	(381)	-
Interest payments	10	(122)	-
Cash used in financing activities		(503)	-

Effects of exchange rate changes on the balance of cash held in foreign currencies		(14)	(77)

Decrease in cash and cash equivalents		(3,072)	(12,371)
Cash and cash equivalents, beginning of period		21,978	31,474
Cash and cash equivalents, end of period		$18,906	$19,103

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars) - Unaudited

		March 31,	December 31,
	Note	2019	2018

ASSETS
Current
Cash and cash equivalents		$18,906	$21,978
Trade and other receivables	5	13,729	13,731
Inventories	6	62,109	64,298
Advances and prepaid expenses		2,314	1,972
Derivative asset	15	121	-
Total current assets		97,179	101,979

Non-current inventories	6	6,590	7,081
Mineral properties, plant and equipment, exploration and evaluation	7	229,421	228,349
Reclamation bonds	8	11,155	10,877
Total assets		$344,345	$348,286

LIABILITIES
Current
Trade payables and accrued liabilities	9	$29,957	$36,484
Current portion of equipment loans payable	10	1,563	1,342
Other provisions		1,412	1,412
Total current liabilities		32,932	39,238

Equipment loans payable	10	2,588	3,193
Warrant liability	11	4	30
Lease liabilities	12	376	-
Other financial liability		2,459	2,441
Deferred tax liabilities		12,204	11,433
Provision for site reclamation and closure		37,941	37,630
Other	13c)	64	97
Total liabilities		88,568	94,062

EQUITY
Issued capital		323,685	323,685
Share-based payment reserve		20,566	20,614
Deficit		(88,474)	(90,075)
Total equity		255,777	254,224
Total liabilities and equity		$344,345	$348,286

Events after the reporting period (note 5)

Approved by the Directors

“Mark Backens”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2019 and 2018

(In thousands of United States dollars, except share numbers) - Unaudited

		Number of common shares	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2019	Note	84,707,143	$323,685	$20,614	$(90,075)	$254,224
Earnings and comprehensive income for the period		-	-	-	1,601	1,601
Equity settled share-based payments	13b)	-	-	(48)	-	(48)
Balance at March 31, 2019		84,707,143	$323,685	$20,566	$(88,474)	$255,777

Balance at January 1, 2018		44,678,701	$253,491	$19,125	$(76,031)	$196,585
Earnings and comprehensive income for the period		-	-	-	3,230	3,230
Equity settled share-based payments	13b)	-	-	276	-	276
Balance at March 31, 2018		44,678,701	$253,491	$19,401	$(72,801)	$200,091

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Alio Gold Inc. (“Alio” or “the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico and the United States (“US”), through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. Minera Aurea holds a 100% interest in the Ana Paula Property (“Ana Paula”), an exploration and evaluation asset in Guerrero, Mexico.

On May 25, 2018, Alio acquired all the outstanding common shares of Rye Patch Gold Corp. (“Rye Patch”) (note 3). Through the acquisition, Alio acquired additional subsidiaries: a 100% interest in Alio Gold (US) Inc., Rye Patch Gold US Inc., Rye Patch Mining US Inc., Florida Canyon Mining Inc. (“FCMI”), Standard Gold Mining Inc., and RP Dirt Inc. FCMI owns the Florida Canyon Mine in Nevada, US.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) were approved by the Board of Directors and authorized for issue on May 7, 2019.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2018 and 2017 (“annual consolidated financial statements”).

b)	Significant accounting policies

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements with exception of the following:

i.	Leases

On January 1, 2019, the Company adopted IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 effective January 1, 2019, which did not have a material impact on the Company’s interim financial statements with the exception of additional disclosures included in notes 7, 9 and 12 regarding expenses and liabilities recognized in the period in connection with leases.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

On adoption of IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement and did not identify any leases which qualify for recognition under IFRS 16, except office leases. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short-term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

c)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements with exception of the following:

Leases as a result of adopting IFRS 16

i.	Identifying whether a contract includes a lease

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

ii.	Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract, or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the mine. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries including Rye Patch from the date of acquisition (note 3). All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	RYE PATCH ACQUISITION

On May 25, 2018 (“Closing Date”), the Company acquired all of the outstanding common shares of Rye Patch exchanging 0.48 of the Company’s shares (the “Exchange Ratio”) and cash consideration of C$0.001 for each common share of Rye Patch. This resulted in 39,105,365 common shares of the Company being issued and C$81 ($63) cash being paid to the former shareholders of Rye Patch.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

In addition to the 39,105,365 common shares each Rye Patch share option and warrant, which gave the holder the right to acquire common shares of Rye Patch, was exchanged for a warrant and share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Warrants and Options”). The exercise price of the Replacement Warrants and Options was determined by dividing the exercise price of the Rye Patch warrants and share options by the Exchange Ratio.

The 9,508,540 Replacement Warrants and 1,511,800 Options issued have been included in the consideration paid at their fair value based on the Black-Scholes pricing model using the following assumptions:

Replacement Warrants

May 25,
2018
Risk-free interest rate	1.9%
Expected life of warrants	0.2 - 3.2 years
Annualized volatility	25.9 - 45.7%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio warrants consideration granted upon acquisition, was C$0.21 ($0.16) per warrant.

Replacement Options

May 25,
2018
Risk-free interest rate	1.9 - 2.3%
Expected life of options	0.2 - 9.7 years
Annualized volatility	25.4 - 50.4%
Forfeiture rate	2.2%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio share options consideration granted upon acquisition, was C$0.48 ($0.37) per option.

The transaction has been accounted for by the Company as a business combination. The transaction qualified as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, currently exist. The primary business of Rye Patch is the Florida Canyon Mine, an operating gold mine, in Nevada, Unites States. Rye Patch was acquired to diversify the Company’s asset base.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

The total consideration paid totalled $72,055 and has been allocated on a provisional basis to the assets acquired and liabilities based on their estimated fair values on the Closing Date as follows:

Consideration paid
39,105,365 Alio common shares	$69,771
9,508,540 Alio warrants	1,658
1,511,800 Alio share options	563
Cash paid	63
Total consideration	$72,055

Allocation of consideration
Cash and cash equivalents	$11,006
Trade and other receivables	552
Inventories	30,368
Advances and prepaid expenses	1,366
Mineral properties, plant and equipment, exploration and evaluation	71,413
Assets held for sale	19,000
Reclamation bonds	16,047
Trade payables and accrued liabilities	(10,186)
Other financial liability	(5,000)
Provision for site reclamation and closure	(30,227)
Credit facility	(16,562)
Equipment loan payable	(2,431)
Derivative liability	(9,674)
Deferred tax liability	(3,617)
Net assets acquired	$72,055

The initial accounting for the acquisition of Rye Patch has only been provisionally determined at the end of the reporting period. The Company continues to evaluate the fair market value of the assets and liabilities acquired. Adjustments to inventories, mineral properties, plant and equipment, exploration and evaluation assets, and deferred tax liabilities may occur in future periods as the fair value estimates are finalized.

Financial and operating results of Rye Patch are included in the Company’s consolidated financial statements effective May 25, 2018.

4.	EXPENSES
a)	Cost of sales

	Three months ended March 31,
	2019	2018
Costs of mining	$8,008	$12,667
Crushing and gold recovery costs	13,477	8,168
Mine site administration costs	2,014	1,489
Transport and refining	87	20
Royalties	1,052	118
Change in inventories	1,815	(6,948)
Production costs	26,453	15,514
Depreciation and depletion	2,412	1,270
Cost of sales (including depreciation and depletion)	$28,865	$16,784

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

b)	Corporate and administrative expenses

		Three months ended March 31,
	Note	2019	2018
Salaries		$777	$817
Consulting and professional fees (1)		759	1,432
Share-based (recovery) payments	13b), 13c)	(116)	255
Rent and office costs		129	89
Administrative and other		320	310
Corporate and administrative expenses		$1,869	$2,903

(1)

During the three months ended March 31, 2019, consulting and professional fees included transaction costs related to the acquisition of Rye Patch of $nil (three months ended March 31, 2018 - $790) (note 3).

c)	Finance expense (income), net

		Three months ended March 31,
	Note	2019	2018
Gain on revaluation of warrant liabilities	11	$(26)	$(508)
Accretion of provision for site reclamation and closure		312	83
Interest on equipment loans payable	10	87	-
Interest on other financial liability		49	-
Finance expense (income), net		$422	$(425)

5.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2019	2018
Trade receivable	$300	$150
VAT receivable (1)	8,572	9,982
Income tax refund receivable	4,840	3,587
Other receivables	17	12
	$13,729	$13,731

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. During the three months ended March 31, 2019, income tax instalments applied against VAT receivable were $nil (three months ended March 31, 2018 - $573) and the Company collected $2,803 (three months ended March 31, 2018 - $1,940) of the VAT receivable. Subsequent to March 31, 2019, $nil VAT was received by the Company.

6.	INVENTORIES

	March 31,	December 31,
	2019	2018
Stockpile	$250	$688
Ore in process	61,016	61,612
Finished metal inventory	3,701	4,883
Supplies	3,732	4,196
	68,699	71,379
Less: non-current ore in process	6,590	7,081
Current portion	$62,109	$64,298

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

The costs of inventories recognized as an expense for the three months ended March 31, 2019, was $25,712 (three months ended March 31, 2018 - $15,157) and are included in cost of sales.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2019		$242,662	$156,930	$116,627	$516,219
Expenditures		68	1,392	1,493	2,953
Adjustment on initial application of IFRS 16	2, 12	-	543	-	543
At March 31, 2019		242,730	158,865	118,120	519,715
Accumulated depreciation, depletion and impairment
At January 1, 2019		171,326	107,866	8,678	287,870
Depreciation and depletion		824	1,600	-	2,424
At March 31, 2019		172,150	109,466	8,678	290,294
Carrying amount at March 31, 2019		$70,580	$49,399	$109,442	$229,421

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2018		$190,670	$121,575	$101,185	$413,430
Expenditures		8,850	4,658	15,442	28,950
Rye Patch acquisition	3	40,716	30,697	-	71,413
Change in reclamation obligation (3)		2,426	-	-	2,426
At December 31, 2018		242,662	156,930	116,627	516,219
Accumulated depreciation, depletion and impairment
At January 1, 2018		162,035	93,593	8,678	264,306
Depreciation and depletion		9,291	5,310	-	14,601
Impairment (4)		-	8,963	-	8,963
At December 31, 2018		171,326	107,866	8,678	287,870
Carrying amount at December 31, 2018		$71,336	$49,064	$107,949	$228,349

(1)	At March 31, 2019, mineral properties included deferred stripping costs with a carrying value of $13,229 (December 31, 2018 - $13,229).
(2)	Plant and equipment includes construction-in-progress assets of $2,323 (December 31, 2018 - $1,958).
(3)

The change in reclamation obligation primarily relates to the revaluation of the Florida Canyon asset retirement obligation from $30,227 to $33,316 by using an average US dollar risk free discount rate of 2.93% subsequent to the acquisition of Rye Patch.

(4)

The El Sauzal Plant had a carrying value of $13,963. During the year ended December 31, 2018, the Company obtained third party estimates indicating the El Sauzal Plant fair value was $5,000. As a result, the Company impaired the asset by $8,963.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

Carrying amount by segment

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At March 31, 2019
San Francisco Mine	$29,628	$12,803	$2,117	$44,548
Florida Canyon Mine	40,952	29,530	-	70,482
Ana Paula Project	-	6,415	107,174	113,589
Other	-	651	151	802
	$70,580	$49,399	$109,442	$229,421

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2018
San Francisco Mine	$29,560	$13,024	$1,634	$44,218
Florida Canyon Mine	41,776	29,472	-	71,248
Ana Paula Project	-	6,452	106,164	112,616
Other	-	116	151	267
	$71,336	$49,064	$107,949	$228,349

8.	RECLAMATION BONDS

Upon acquisition of Rye Patch (note 3), the Company acquired reclamation bonds of $16,047 representing funds that have been placed in trust as security to the United States Bureau of Land Management relating to site closure obligations. The Company was required to submit collateral equivalent to 25% of the reclamation provision.

The surety bonds and restricted certificates of deposit have named the overseeing government agencies as beneficiaries in the event of the Company’s failure to complete site restoration. These deposits will be released when the government approves successful site restoration and surety bonding is no longer required.

During the year ended December 31, 2018, the collateral equivalent was reduced to 10% of the reclamation provision reducing the reclamation bonds by $5,086 which was returned to the Company in cash.

At March 31, 2019, the reclamations bonds were $11,155 (December 31, 2018 - $10,877). The funds consist of $5,470 cash and cash equivalents, $4,047 fixed income funds, and $1,638 equity funds (December 31, 2018 - $5,431 cash and cash equivalents, $3,970 fixed income funds, and $1,476 equity funds, respectively). During the three months ended March 31, 2019, interest income and gain on funds were $39 and $239, respectively (three months ended March 31, 2018 - $nil and $nil, respectively).

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

		March 31,	December 31,
	Note	2019	2018
Trade payables		$20,470	$24,843
Income taxes payable		649	1,673
Accrued liabilities		5,786	6,407
Deferred revenue		1,160	1,836
Lease liabilities	12	167	-
Vendor loan		1,725	1,725
		$29,957	$36,484

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

10.	EQUIPMENT LOANS PAYABLE

Haul trucks financing

Upon acquisition of Rye Patch (note 3), the Company assumed an equipment loan payable of $2,431 to Caterpillar Financial Services Corporation (“CAT”). At March 31, 2019, the CAT loan had a remaining term of 30 months bearing an annual interest rate of 6.95% with monthly instalments of $70 and are secured by the underlying equipment (four haul trucks).

	March 31,	December 31,
	2019	2018
Balance, opening	$2,035	$2,431
Interest	33	90
Payments - principal and interest	(208)	(486)
	$1,860	$2,035
Non-current portion of loans payable	$1,130	$1,318
Current portion of loans payable	$730	$717

Equipment financing

On December 28, 2018, the Company obtained a $2,500 equipment loan from CAT. At March 31, 2019, the loan had a remaining term of 33 months and matures on January 1, 2022. The loan bears an annual interest rate of 8.29%. The Company will repay the principal and accrued interest in 12 quarterly installments starting on April 1, 2019. A loan fee of $50 was paid upon execution of the agreement. The loan is secured with the underlying mobile equipment at the Florida Canyon Mine.

	March 31,	December 31,
	2019	2018
Balance, opening	$2,500	$2,500
Interest	54	-
Payments - principal and interest	(263)	-
	$2,291	$2,500
Non-current portion of loans payable	$1,458	$1,875
Current portion of loans payable	$833	$625

11.	WARRANT LIABILITY

The share purchase warrants are classified as a financial instrument under the principles of IFRS 9, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (income), net (note 4(c)).

					Warrants Outstanding at
Issuance	Expiry Date	Exercise Price	Warrants Issued	Common Shares Upon Exercise	March 31, 2019	December 31, 2018
Warrant issued (1)	January 31, 2020	C$2.71 ($2.09)	147,692	147,692	147,692	147,692
Warrant issued (1)	January 31, 2020	C$3.44 ($2.65)	7,384,656	7,384,656	7,384,656	7,384,656
Warrant issued (1)	July 28, 2021	C$2.98 ($2.30)	1,198,119	1,198,119	1,198,119	1,198,119
			8,730,467	8,730,467	8,730,467	8,730,467

(1)	Replacement warrants issued with the acquisition of Rye Patch (note 3).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

The share purchase warrants were revalued to the following:

	March 31,	December 31,
	2019	2018
Warrants issued through Rye Patch acquisition (1)	$4	$30

(1)	Valuation based on the following assumptions for the Black-Scholes option pricing:

March 31,
2019
Risk-free interest rate	1.8%
Expected life of warrants	0.8 - 2.3 years
Annualized volatility	26.4 - 32.9%
Dividend rate	0%

During the three months ended March 31, 2019 and 2018, the Company recognized the following gain on revaluation of the share purchase warrant liabilities (note 4(c)):

	Three months ended March 31,
	2019	2018
Bought deal July 20, 2017	$-	$289
Bought deal November 30, 2016	-	219
Warrants issued through Rye Patch acquisition	26	-
	$26	$508

12.	LEASE LIABILITIES

The Company has two office leases. At March 31, 2019, current and long-term lease liabilities were $167 and $376, respectively (December 31, 2018 - $nil and $nil, respectively).

Interest expense on the lease liabilities amounted to $14 for the three months ended March 31, 2019. There were no leases with residual value guarantees or leases not yet commenced.

13.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

There were no common share transactions during the three months ended March 31, 2019 and 2018.

At March 31, 2019, and December 31, 2018, there were 84,707,143 issued and outstanding common shares. The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

Share option transactions and the number of share options outstanding during the three months ended March 31, 2019, and year ended December 31, 2018, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at December 31, 2017	2,134,850	8.29
Granted	1,284,845	2.99
Granted for acquisition of Rye Patch (note 3)	1,511,800	4.52
Forfeited	(1,907,993)	3.44
Outstanding at December 31, 2018	3,023,502	6.14
Forfeited	(258,318)	3.76
Outstanding at March 31, 2019	2,765,184	6.37
Exercisable at March 31, 2019	2,051,376	7.34

Share options outstanding and exercisable at March 31, 2019, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
1.00 - 3.00	681,295	2.53	5.07	489,983	2.72	5.42
3.01 - 5.00	933,549	3.52	3.53	588,253	3.61	3.34
5.01 - 10.00	856,240	6.91	2.48	679,040	7.25	2.26
10.01 - 31.40	294,100	22.71	1.25	294,100	22.71	1.25
	2,765,184	6.37	3.34	2,051,376	7.34	3.18

The fair value of share options recognized as a recovery during the three months ended March 31, 2019, was $48 (expense for the three months ended March 31, 2018 - $276) (note 4(b)).

The weighted average grant date fair value of options granted, during the three months ended March 31, 2019, was C$nil ($nil) (three months ended March 31, 2018 - C$1.53 ($1.21). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three months ended March 31, 2019 and 2018:

	Three months ended March 31,
	2019	2018
Risk-free interest rate	-	2.0%
Expected life of options	-	5.0 years
Annualized volatility	-	51.2%
Forfeiture rate	-	2.2%
Dividend rate	-	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility is based on historical and implied volatility of the precious metals mining sector and forfeiture rate assumptions are based on historical results.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

c)	Share-based compensation

On September 13, 2017, the Board of Directors approved grants of deferred share units, restricted share units, and performance share units under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2018	113	$415	175	$643	175	$1,090
Granted	222	501	322	769	322	791
Forfeited	-	-	(138)	(147)	(121)	(134)
Change in value	-	(634)	-	(962)	-	(1,747)
At December 31, 2018	335	$282	359	$303	376	$-
Forfeited	-	-	(135)	(98)	(135)	-
Change in value	-	(39)	-	(42)	-	-
At March 31, 2019	335	$243	224	$163	241	$-

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before each Annual General Meeting. Cash settlement takes place following a Director’s resignation.

At March 31, 2019, the carrying amount of DSUs outstanding and included in accrued liabilities was $231 (December 31, 2018 - $266). For the three months ended March 31, 2019, the share-based payments recovery related to the DSUs was $35 (share-based payments expense - three months ended March 31, 2018 - $15) (note 4(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date.

At March 31, 2019, the carrying amount of the RSUs outstanding and included in other liabilities was $64 (December 31, 2018 - $97). For the three months ended March 31, 2019, the share-based payments recovery was $33 (share-based payments expense - three months ended March 31, 2018 - $5) (note 4(b)).

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest on December 31 starting in the grant year (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

At March 31, 2019, the carrying amount of the PSUs outstanding and included in other liabilities was $nil (December 31, 2018 - $nil). For the three months ended March 31, 2019, the share-based payments expense related to the PSUs was $nil (three months ended March 31, 2018 - $41) (note 4(b)).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

14.	EARNINGS PER SHARE

	Three months ended March 31, 2019			Three months ended March 31, 2018
	Earnings for the period	Weighted average shares outstanding	Earnings per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$1,601	84,707,143	$0.02	$3,230	44,678,701	$0.07
Effect of dilutive securities:
Share options	-	-	-	-	40,181	-
Warrants	-	-	-	-	-	-
Diluted EPS	$1,601	84,707,143	$0.02	$3,230	44,718,882	$0.07

At March 31, 2019, 2,765,184 (March 31, 2018 - 3,019,493) share options were outstanding, of which 2,765,184 were anti-dilutive (March 31, 2018 - 2,618,227).

At March 31, 2019, share purchase warrants that entitle the holders to purchase 8,730,467 (March 31, 2018 - 5,851,000) common shares were outstanding, of which 8,730,467 (March 31, 2018 - 5,851,000) were anti-dilutive.

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At March 31, 2019, and December 31, 2018, none of the Company’s financial assets and liabilities are measured and recognized in the condensed interim consolidated statements of financial position at fair value with the exception of the reclamation bonds (note 8), share purchase warrants (note 11), and derivative asset/liability.

The carrying values of cash and cash equivalents, short-term investments, trade and other receivables, trade payables, vendor loan and equipment loan approximate their fair value due to their short-term nature.

At March 31, 2019, and December 31, 2018, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the share purchase warrants (note 11) and derivative asset/liability, which are a Level 2 fair value measurements.

Zero cost collars

As at March 31, 2019, the Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 18,000 gold ounces were placed under these contracts with expiry dates through to June 26, 2019, with a weighted average floor price of $1,283 per gold ounce and a weighted average maximum sales price of $1,355 per gold ounce. During the three months ended March 31, 2019, no contracts were settled. The fair value of the derivative asset of $121 (December 31, 2018 - $nil) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

Forward sales contracts

During the three months ended March 31, 2019, a total of 14,000 gold ounces were place under forward contracts with a weighted average price of $1,307 per gold ounce. The contracts are treated as derivative financial instruments as they do not meet the own-use exemption under IFRS 9.

During the three months ended March 31, 2019, 14,000 ounces were delivered into the contracts resulting in a realized loss of $115.

16. CONTINGENCIES

Peal Arbitration

In February 2019, Peal de Mexico, S.A. DE C.V. gave notice of the termination of the mining services contract (“Peal Contract”) between Peal and Molimentales. Peal also entered in the arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Contract. The Company has properly accrued all expenses, including demobilization costs, based on the actual costs incurred. The Company has not accrued a termination penalty of $20,000 as it does not believe there is basis for the claim in the Peal Contract. The Company intends to vigorously defend its position in the arbitration and no additional liability has been recognized in the interim financial statements.

Notice of Civil Claim

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company (note 3). The plaintiff brought the claim pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. The Company is reviewing the claim but currently has no reason to believe the claim has any merit.

17.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has three reportable operating segments, the San Francisco Mine and Ana Paula Project located in Mexico, and the Florida Canyon Mine located in the US. The Florida Canyon Mine was included as part of the Rye Patch acquisition (note 3) and is a significant operating asset of the Company which is monitored by the CODM.

Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments.

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine and Florida Canyon Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

	Three months ended March 31, 2019
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$15,324	$16,081	$-	$-	$31,405
Production costs	(12,773)	(13,680)	-	-	(26,453)
Depreciation and depletion	(1,210)	(1,202)	-	-	(2,412)
Corporate and administrative expenses	(453)	-	(80)	(1,336)	(1,869)
Earnings (loss) from operations	$888	$1,199	$(80)	$(1,336)	$671
Capital expenditures	$911	$1,342	$2,827	$-	$5,080

	Three months ended March 31, 2018
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$23,338	$-	$-	$-	$23,338
Production costs	(15,514)	-	-	-	(15,514)
Depreciation and depletion	(1,270)	-	-	-	(1,270)
Corporate and administrative expenses	(389)	-	-	(2,514)	(2,903)
Earnings (loss) from operations	$6,165	$-	$-	$(2,514)	$3,651
Capital expenditures	$4,411	$-	$5,617	$3	$10,031

Segment assets and liabilities	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
As at March 31, 2019
Total assets	$89,870	$128,201	$115,377	$10,897	$344,345
Total liabilities	$31,059	$50,769	$1,824	$4,916	$88,568
As at December 31, 2018
Total assets	$91,763	$138,980	$114,496	$3,047	$348,286
Total liabilities	$37,586	$50,669	$1,771	$4,036	$94,062

During the three months ended March 31, 2019 and 2018, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended March 31,
	2019	2018
Customer A	58%	95%
Customer B	36%	-
Customer C	6%	5%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

The Company’s metal revenues from operations, all of which are derived in Mexico and the United States, for the three months ended March 31, 2019 and 2018, were as follows:

	Three months ended March 31,
	2019	2018
Gold	$31,182	$23,245
Silver by-product	223	93
	$31,405	$23,338